Exhibit 99.1

Condensed Consolidated Financial Statements

Student Transportation Inc.

For the three months ended September 30, 2017 and 2016

Student Transportation Inc.

Condensed Consolidated Financial Statements

For the three months ended September 30, 2017 and 2016

Student Transportation Inc.

Condensed Consolidated Balance Sheets

(000’s of U.S. dollars)

	As at	As at
	September 30, 2017 Unaudited	June 30, 2017 Audited
Assets
Current assets:
Cash and cash equivalents	$5,033	$10,964
Accounts receivable, net of allowance for doubtful accounts of
$256 and $264 at September 30 and June 30, 2017, respectively	87,522	68,747
Inventory	4,684	4,560
Prepaid expenses	19,174	16,980
Other current assets	3,425	3,885
Total current assets	119,838	105,136

Other assets	21,482	20,502
Property and equipment, net	251,644	231,198
Other intangible assets, net	57,926	55,518
Goodwill	146,083	141,454
Total assets	$596,973	$553,808

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$1,557	$1,101
Accrued expenses and other current liabilities	61,300	70,467
Total current liabilities	62,857	71,568

Long-term debt, net	367,221	291,347
Deferred income tax liability	40,999	43,865
Other liabilities	19,720	20,581
Total liabilities	490,797	427,361

Shareholders' equity
Preferred shares, no par value, unlimited shares authorized, none outstanding	-	-
Common shares, no par value, unlimited shares authorized, 94,881,876 and 94,631,743 issued and outstanding at September 30 and June 30, 2017,respectively	-	-
Paid in Share Capital	513,630	512,173
Accumulated deficit	(404,356)	(385,915)
Accumulated other comprehensive (loss) income	(3,098)	189
Total shareholders’ equity	106,176	126,447
Total liabilities and shareholders’ equity	$596,973	$553,808

See accompanying notes.

1

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Operations

(000’s of U.S. dollars, unless specified, except share and per share amounts)

	Three months	Three months
	ended	ended
	September 30, 2017	September 30, 2016

Revenues	$107,433	$102,176

Costs and expenses:
Cost of operations	94,107	89,203
General and administrative	17,393	16,984
Non-cash stock compensation	-	3,323
Acquisition expense	45	-
Depreciation and depletion expense	4,419	4,927
Amortization expense	795	791
Impairment of oil and gas assets	-	224
Total operating expenses	116,759	115,452

Loss from operations	(9,326)	(13,276)

Interest expense	4,627	5,609
Foreign currency gain	(803)	(142)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	-	(190)
Other (income) expense, net	(382)	834
Loss before income taxes	(12,768)	(19,387)
Income tax benefit	(4,779)	(7,671)

Net loss	$(7,989)	$(11,716)
Weighted average number of shares outstanding-basic	94,748,059	91,970,872
Weighted average number of shares outstanding-diluted	112,126,261	110,295,377
Basic and diluted net loss per common share	$(0.08)	$(0.13)
Dividends declared per common share	$0.11	$0.11

See accompanying notes.

2

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss) Income

(000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
Net loss :	$(7,989)	$(11,716)
Other comprehensive (loss) income:
Unrealized (loss) gain on currency translation adjustments	(3,287)	1,097
Other comprehensive (loss) income :	(3,287)	1,097

Comprehensive loss	$(11,276)	$(10,619)

See accompanying notes.

3

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(000’s of U.S. Dollars)

	Share Capital
	Shares	Amount	Accumulated Other Comprehensive Income (loss)	Accumulated Deficit	Shareholders' Equity
Balance at June 30, 2016	91,903,515	$496,990	$13	$(351,108)	$145,895
Net loss	-	-	-	(11,716)	(11,716)
Dividends	-	-	-	(10,129)	(10,129)
Common stock issuance	123,914	648	-	-	648
Conversion of debt to common stock	6,736	64	-	-	64
Other comprehensive income	-	-	1,097	-	1,097
Balance at September 30, 2016	92,034,165	$497,702	$1,110	$(372,953)	$125,859

Balance at June 30, 2017	94,631,743	$512,173	$189	$(385,915)	$126,447
Net loss	-	-	-	(7,989)	(7,989)
Dividends	-	-	-	(10,452)	(10,452)
Common stock issuance	279,833	1,630	-	-	1,630
Stock repurchase	(29,700)	(173)	-	-	(173)
Other comprehensive loss	-	-	(3,287)	-	(3,287)
Balance at September 30, 2017	94,881,876	$513,630	$(3,098)	$(404,356)	$106,176

See accompanying notes.

4

Student Transportation Inc.

Unaudited Condensed Consolidated Statements of Cash Flows

(000’s of U.S. Dollars)

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
Operating activities
Net loss	$(7,989)	$(11,716)
Adjustments to reconcile net loss to net cash used in
operating activities:
Deferred income taxes	(4,779)	(7,671)
Non-cash gain on US$ 6.25% Convertible Debentures conversion feature	-	(190)
Unrealized foreign currency loss	231	562
Amortization of deferred financing costs	441	1,380
Non-cash stock compensation	-	3,323
Gain on disposal of fixed assets	(600)	(269)
Depreciation and depletion expense	4,419	4,927
Amortization expense	795	791
Impairment of oil and gas assets	-	224
Changes in current assets and liabilities:
Accounts receivable	(18,555)	(24,802)
Prepaid expenses, inventory and other current assets	(1,758)	(4,359)
Accounts payable	445	(6,465)
Accrued expenses and other current liabilities	5,895	15,599
Changes in other assets and liabilities	(1,150)	(68)
Net cash used in operating activities	(22,605)	(28,734)

Investing activities
Business acquisitions, net of cash acquired	(8,667)	-
Purchases of property and equipment	(35,469)	(23,531)
Proceeds on sale of equipment	722	486
Net cash used in investing activities	(43,414)	(23,045)

Financing activities
Issuance of Cdn$ 5.25% Convertible Debentures	-	62,533
Redemption of Senior Secured Notes	-	(35,000)
Redemption of US$ 6.25% Convertible Debentures	-	(59,936)
Repurchase of common stock	(173)	-
Financing fees	-	(1,377)
Common stock dividends	(9,791)	(9,468)
Borrowings on credit facility	91,031	170,341
Payments on credit facility	(20,900)	(78,650)
Net cash provided by financing activities	60,167	48,443

Effect of exchange rate changes on cash	(79)	19
Net decrease in cash and cash equivalents	(5,931)	(3,317)
Cash and cash equivalents at beginning of period	10,964	7,759
Cash and cash equivalents at end of period	$5,033	$4,442

See accompanying notes.

5

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

1. General

Student Transportation Inc. (“STI” or the “Company”) is a corporation established under the laws of the Province of Ontario. STI owns 100% of the Class A common shares of Student Transportation of America Holdings, Inc. (“STA Holdings”) and 100% of the outstanding shares of Parkview Transit. No other classes or series of shares of STA Holdings are outstanding.

STA Holdings, through its wholly owned subsidiary, Student Transportation of America, Inc. (“STA, Inc.”), combined with Parkview Transit, is the third largest provider of school bus transportation services in North America.

2. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by management in accordance with United States generally accepted accounting principles (“US GAAP”) for interim financial reporting and as such, do not contain all the disclosures required by US GAAP for annual financial statements. As a result, these financial statements should be read in conjunction with the audited financial statements for the year ended June 30, 2017.

In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments (including normal recurring adjustments) necessary to present fairly the Company’s financial position at September 30, 2017. The operating results for the interim period presented are not necessarily indicative of the operating results that may be expected for the full year. All significant intercompany accounts and transactions have been eliminated in consolidation.

Seasonality

The Company’s operations are seasonal and follow the school calendars of the public and private schools it serves. The first three months of the fiscal year includes July and August, two months for which most schools are closed for summer break. Since schools are not in session, there is minimal school bus transportation revenue. Depreciation of fixed assets occurs in the months during which schools are in session, which is generally September through June. A full year’s worth of depreciation is recorded in these ten months to generally match the vehicles’ usage.

Property and Equipment

Property and equipment is recorded at cost or at fair value if obtained as part of a business acquisition, less accumulated depreciation. Ordinary maintenance and repairs are expensed as costs are incurred. Depreciation on transportation equipment is computed on a usage basis over the estimated useful lives of the assets. Annually, management assesses the useful lives of these assets and any changes in estimated useful lives are accounted for prospectively. Based on the most

6

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

recent assessment, management has changed the approximate useful lives from a range of seven to eleven years to a range of eight to twelve years, starting with the 2018 fiscal year.

Recently Adopted Accounting Standards

In January 2016, FASB issued ASU 2016-01 Financial Instruments-Recognition and Measurement of Financial Assets and Financial Liabilities. This guidance requires all equity investments to be measured at fair value with changes in the fair value recognized through net income (except those accounted for under the equity method of accounting or those that result in consolidation of the investee). The guidance also requires an entity to present separately, in other comprehensive income, the portion of the total change in the fair value of a liability resulting from a change in the instrument specific credit risk when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments. In addition, the guidance eliminates the need for the entity to disclose the method and significant assumptions used to estimate the fair value that is required to be disclosed for financial instruments measured at amortized cost on the balance sheet and requires separate presentation of financial assets and financial liabilities by measurement category and form of financial asset. The Company adopted this standard for the first quarter of fiscal 2018 and the adoption had no impact on its consolidated financial statements.

In August 2016, FASB issued ASU No. 2016-15, Statement of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments, guidance on eight specific cash flow issues with regard to how cash receipts and cash payments are presented and classified in the statement of cash flows in order to clarify existing guidance and reduce diversity in practice. The Company adopted this standard for the first quarter of fiscal 2018 and the adoption had no impact on its consolidated financial statements.

Recently Issued Accounting Standards

In August 2017, the FASB issued ASU 2017-12, Derivatives and Hedging (Topic 815), Targeted Improvements to Accounting for Hedging Activities, with the objective of improving the financial reporting of hedging relationships to better portray the economic results of an entity’s risk management activities in its financial statements. The guidance is additionally intended to simplify hedge accounting, and no longer requires separate measurement and reporting of hedge ineffectiveness. For cash flow and net investment hedges existing at the date of adoption, entities must apply a cumulative-effect adjustment related to eliminating the separate measurement of ineffectiveness to accumulated other comprehensive income with a corresponding adjustment to the opening balance of retained earnings. The amended presentation and disclosure guidance is required prospectively. The guidance will be effective for fiscal years and interim periods beginning after December 15, 2018, and early adoption is permitted. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements

7

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. This new revenue recognition standard will supersede most existing revenue recognition guidance and is intended to improve revenue recognition and related financial reporting requirements. The standard will require companies to review contract arrangements with customers and ensure that all separate performance obligations are properly recognized in compliance with the new guidance. The standard allows for either “full retrospective” or “modified retrospective” adoption. The Company is required to adopt this standard effective July 1, 2018 (the “effective date”). The Company is in the process of evaluating the qualitative and quantitative disclosure requirements of ASU 2014-09 to identify possible enhancements to the Company’s financial statements in order to enable users to better understand the nature, amount, timing and uncertainty of revenues and cashflows arising from contracts with customers, including significant judgments, changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The Company has not yet determined if the adoption of ASU 2014-09 will have a material impact on its business processes, financial reporting disclosures, internal controls over financial reporting (“ICFR”) and consolidated financial statements. Additionally, the Company has not determined the method of adoption of ASU 2014-09 as of the date of this filing.

As part of the evaluation performed through the date of this filing, the Company has created an implementation working group and corresponding phased implementation project plan (the “project plan”), which includes internal and third-party resources. The project plan is intended to allow the Company to properly and timely adopt the new revenue accounting standard on the effective date. The Company’s implementation approach includes performing a detailed review of key contracts and assessing the conformance of historical accounting policies and practices with the new revenue standard. The Company will continue to monitor any modifications, clarifications and interpretations issued by the FASB, which may impact its assessment of the standard. The Company will update the status of its project plan related to the impact of ASU 2014-09 on its business processes, financial reporting disclosures, ICFR and consolidated financial statements in its future quarterly and year-end

In February 2016, FASB issued ASU 2016-02 Leases (Topic 842). This guidance requires lessees to reflect most leases on their balance sheets. All entities will classify leases to determine how to recognize lease-related revenue and expenses. The Company is required to adopt this standard for the first quarter of fiscal 2020, with early adoption permitted. This standard must be adopted using a modified retrospective approach for leases that existed or are entered into after the beginning of the earliest comparative period presented. The Company is currently evaluating the requirements of this ASU to determine the impact on its consolidated financial statements.

In January 2017, FASB issued ASU 2017-01 Business Combinations (Topic 805), Clarifying the Definition of a Business. The guidance clarifies the definition of a business to assist entities with evaluating whether a set of transferred assets and liabilities is a business. When substantially all the fair value of the assets acquired is concentrated in a single identifiable asset or a group of

8

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

2. Basis of Presentation (continued)

similar identifiable assets, the set of transferred assets is not a business. The guidance is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The Company currently does not anticipate this standard having a material impact on its consolidated financial statements.

3. Business Combinations

2018 Acquisitions

On August 23, 2017 the Company closed its acquisition of all of the outstanding common stock of Annapolis Bus Company Inc. and Towne Transportation LLC, (“Annapolis”) located in Annapolis, Maryland. Earnings of the acquired companies are included in the Company’s results of operations from the acquisition date. The aggregate consideration paid to the holders of Annapolis common stock was $10.2 million and consisted of $8.7 million in cash, $1.0 million in common stock and $0.5 million in the form of a promissory note, which is due on the one year anniversary of the closing date. The preliminary allocation of the purchase price was based upon a preliminary valuation and our estimates and assumptions are subject to change within the measurement period. We are still in the process of valuing the assets acquired and liabilities to be assumed; thus, allocation of the acquisition consideration is subject to change.

Current assets, less current liabilities	$567
Property and equipment	5,303
Intangibles	2,725
Deferred Taxes	(1,698)
Net identifiable assets acquired	$6,897
Goodwill	3,270
Net assets acquired	$10,167

Identifiable intangibles consist of contract rights of $1.9 million, covenants not to compete of $0.2 million and trade names of $0.7 million, all of which will be amortized over there respective useful lives. The goodwill attributed to this acquisition includes the value of the workforce acquired, the opportunity to expand in the marketplace and other key competitive advantages. Goodwill related to this acquisition of $0.1 million is deductible for tax purposes.

The proforma impact of this acquisition was immaterial to the Company’s consolidated financial statements.

9

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt

Indebtedness of the Company includes the following:

	Amounts Outstanding at
	September 30, 2017		June 30, 2017
	Current	Long Term	Current	Long Term
Fourth Amended and Restated Credit Agreement
Revolving credit facility	$-	$242,942	$-	$172,088
Convertible Debentures	-	128,205	-	123,295
Seller Debt	500	-	-	-
Less: unamortized debt issuance costs on the Convertible Debentures	-	(3,926)	-	(4,036)
	$500	$367,221	$-	$291,347

On September 1, 2016, the Company redeemed its Senior Secured Notes for $35.5 million in cash. The redemption amount was comprised of the principal amount of $35.0 million, plus interest and a make-whole payment totaling approximately $0.5 million in the aggregate. The Company used drawings under the Credit Agreement to repurchase the Senior Secured Notes.

On August 16, 2016, the Company issued the Cdn$ 5.25% convertible unsecured subordinated debentures due September 30, 2021 at a price of $1,000 per debenture, for total gross proceeds of

$65.8 million (Cdn $85.0 million). The issue costs of approximately $3.2 million (Cdn $4.2 million) have been recorded as a component of debt on the balance sheet and are being amortized over the term of the debentures using the effective interest method.

On August 23, 2016, the Company announced that it called for the early redemption and settlement of the 6.25% US$ convertible unsecured subordinated debentures due June 30, 2018 (the “US$ 6.25% Convertible Debentures”). Subsequent to announcement, approximately $0.1 million of the US$ 6.25% Convertible Debentures were converted into 6,736 shares of common stock. On September 19, 2016 the Company redeemed the remaining $59.9 million principal amount of US$

6.25% Convertible Debentures for cash in accordance with the Trust Indenture dated June 7, 2011, between STI and Computershare Trust Company of Canada governing the US$ 6.25% Convertible

Debentures. In connection with the redemption, approximately $1.0 million in unamortized deferred financing costs were expensed in the year ended June 30, 2017.

The conversion feature of this debenture provided that the US dollar denominated notes could be converted into Canadian dollar denominated common shares of the Company. The conversion feature represented an embedded derivative that was required to be bifurcated and accounted for separately. The embedded derivative liability, which was included as a component of other liabilities in the consolidated balance sheet, was reduced to nil in connection with the early redemption.

10

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

4. Debt (continued)

The Company expects to be able to repay, renew or refinance its various loan facilitates and Convertible Debentures as they become due with other long term financing options.

The Company was in compliance with all debt covenants related to the Credit Agreement at September 30, 2017.

5. Common Shares

The authorized share capital of the Company consists of an unlimited number of no par value common and preferred shares. At September 30, 2017 there are no preferred shares issued and outstanding.

Pursuant to its Dividend Reinvestment Plan (the “Plan”), the Company issued 108,893 and 123,914 common shares during the three months ended September 30, 2017 and 2016, respectively. The shares issued pursuant to the Plan represent non-cash dividends with values of $0.6 million for both the three months ended September 30, 2017 and 2016, which have been recorded as a non-cash financing activity in each period. The Plan was established to enable eligible shareholders of the Company to reinvest dividends on their common shares to acquire additional common shares of the Company. The common shares issued under the Plan are issued at a price based on the volume weighted average of the closing price of the common shares for the five trading days immediately preceding the relevant dividend date, less a 3% discount.

Pursuant to its normal course issuer bid (“NCIB”), the Company is permitted to acquire up to a maximum amount of Common Shares equal to 9,225,542 in the twelve month period commencing May 24, 2017 and ending on May 23, 2018, subject to the Company’s senior debt agreement requirements. During the three months ended September 30, 2017, the Company repurchased 29,700 shares, with a value of $0.2 million. The Company did not repurchase any shares during the three months ended September 30, 2016, pursuant to the NCIB that was in effect at the time.

During August 2017, the Company issued a total of 170,940 shares having an approximate value of $1.0 million in connection with the Annapolis acquisition (see Note 3).

During September 2016, the Company issued 6,736 shares of stock having an approximate value of $0.1 million in connection with conversions of the Company’s US$ 6.25% Convertible Debentures, which were recorded as a non-cash financing activity. The remaining principal of these debentures were redeemed on September 19, 2016 (see Note 4).

The changes in accumulated other comprehensive (loss) income for foreign currency translation is as follows:

11

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

5. Common Shares (continued)

	2017	2016

Balance at June 30,	$189	$13
Foreign currency translation	(3,287)	1,097
Current period comprehensive (loss) income	(3,287)	1,097
Balance at September 30,	$(3,098)	$1,110

There were no reclassifications out of accumulated other comprehensive (loss) income.

6. Earnings Per Share

The following table sets forth the basic and diluted weighted average share amounts:

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
Weighted-average shares outstanding-basic	94,748,059	91,970,872
Potential dilutive effect of shares to be issued
to settle the debentures	17,378,202	18,324,505
Weighted-average shares outstanding-diluted	112,126,261	110,295,377

The computations for basic and diluted earnings (loss) per common share are as follows:

	Three months ended	Three months ended
	September 30, 2017	September 30, 2016
Net loss –basic	$(7,989)	$(11,716)
Add back: Interest expense on debentures (net of tax)	1,096	1,526
Net loss used for diluted earnings per share	(6,893)	(10,190)

Basic loss per share	$(0.08)	$(0.13)
Diluted loss per share	$(0.08)	$(0.13)

7. Income Taxes

The effective income tax rate was 37.4% and 39.6% for the three months ended September 30, 2017 and 2016, respectively. The decrease in the quarter over quarter effective tax rate for the three months ended September 30, 2017 compared to September 30, 2016 was due primarily to the mix of the statutory Canadian and U.S. tax rates and the apportionment of the Company’s income (losses) before income taxes resulting from the operations in each country. At September 30, 2017 the gross amount of unrecognized tax benefit remained unchanged from the June 30, 2017 balance of $0.4 million.

12

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation

On November 8, 2016, the Company’s shareholders approved two special business items at the Company’s 2016 Annual and Special Meeting of shareholders. The first item related to the approval of a new performance share grant plan of the Company (the “New PSG Plan”). The New PSG Plan replaced the Employee Incentive Plan (“EIP”) originally set up at the STA Holdings level. Under the New PSG Plan, participants are eligible to receive performance share grant units from the Company (“PSG Units”) that are redeemable for common shares of the Company. The vesting of PSG Units will be based entirely upon the achievement of multiple pre-defined performance measures and, except in certain prescribed circumstances; the PSG Units will vest over a three-year period. The first grant of PSG Units occurred in October 2017 (see Note 13). The second item related to the approval for the issuance of up to 2.7 million common shares by the Company to the holders of Class B Series Three common shares of STA Holdings in exchange for all issued and outstanding Class B Series Three common shares (the “Share Exchange”). The Share Exchange was expected to happen on or before February 28, 2017. On February 23, 2017, the Company issued 2,282,104 STI common shares in exchange for all of the outstanding Class B Series Three common shares. Following the Share Exchange, all of the outstanding Class B Series Three common shares were cancelled, and the Company owns 100% of the equity securities of STA Holdings.

Prior to the Class B Series Three shares exchange described above, these shares, which had been granted to management under the STA Holdings EIP, were accounted for as a liability upon issuance, as a result of a “put” option they contained. The holders of the Class B Series Three common shares were entitled to receive dividends, as and when declared by the board of directors of STA Holdings, approximately equivalent to the dividends received by the holders of STI common shares. Pursuant to the liquidity provisions of the EIP, the holders of Class B Series Three common shares had an option to “put” up to one third of the shares awarded each year back to the Company, starting one year immediately following the grant.

The Class B Series Three common shares granted were fully vested on the grant date. These shares were classified as a liability and re-measured at fair value at the end of each reporting period. Changes in fair value and dividends on the Class B Series Three common shares were recorded as a component of other (income) expense, net, in the consolidated statement of operations. For the three months ended September 30, 2016, the Company recorded an expense of $2.1 million associated with the change in fair value on the Class B Series Three common shares and $0.2 million associated with dividend payments on the Class B Series Three common shares, both of which were recorded as a component of other (income) expense, net, in the consolidated statement of operations. During the three months ended September 30, 2016, STA Holdings granted 606,346 Class B Series Three common shares pursuant to the EIP and the Company recognized $3.3 million in non-cash stock-based compensation expense related to the issuance of these grants. In connection with these grants, 200,495 shares were withheld at the election of the participants to satisfy income tax withholdings. The total number of Class B Series Three common shares outstanding as at September 30, 2016 was 2,462,622. The fair value of the Class B Series

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Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

8. Stock-Based Compensation (continued)

Three common shares outstanding at September 30, 2016 represented a liability of $14.8 million, of which $10.3 million was recorded in other current liabilities and represented the current value of those shares eligible to be put in the next twelve months pursuant to the EIP plan. The remaining balance was recorded in Class B Series Three common share liability.

9. Financial Instruments

The Company’s financial assets and financial liabilities are as follow:

	As at	As at
	September 30, 2017	June 30, 2017

Cash	$5,033	$10,964
Accounts receivable	87,522	68,747
Equity hedge	190	485
	$92,745	$80,196

Accounts payable	$1,557	$1,101
Other accrued liabilities	60,800	70,467
Seller debt	500	-
Long-term debt	367,221	291,347
Other long term liabilities	19,720	20,581
	$449,798	$383,496

The carrying amounts of cash, accounts receivable, accounts payable, other accrued liabilities and seller debt approximate fair value because of the short-term maturity of these items. The carrying amount of long-term debt, which bears interest at both fixed and floating rates, also approximates fair value.

The equity hedge was measured at fair value using valuation methodologies which includes using the forward price on the Company’s stock (see Equity Risk below). Other long term liabilities consist primarily of insurance reserves which are valued upon actuarial analysis.

The fair value of a financial instrument is the amount of consideration that could be agreed upon in an arm’s length transaction between knowledgeable willing parties who are under no compulsion to act. In certain circumstances, however, the initial fair value may be based upon other observable current market transactions in the same instrument, without modification or on a valuation technique using market-based inputs.

Fair value measurements are categorized using a fair value hierarchy that reflects the significance of inputs used in determining the fair values:

14

Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices in active markets for similar assets or liabilities or valuation techniques where significant inputs are based on observable market data.

Level 3: Valuation techniques for which any significant input is not based on observable market data.

Each type of fair value is categorized based on the lowest level input that is significant to the fair value measurement in its entirety.

The fair values of the Company’s financial assets and liabilities measured on a recurring basis were categorized as follows:

As at September 30, 2017
	Level 1	Level 2	Level 3	Total
Equity hedge asset	$-	$190	$-	$190

As at June 30, 2017
	Level 1	Level 2	Level 3	Total
Equity hedge asset	$-	$485	$-	$485

There were no transfers within the fair value hierarchy during the three months ended September 30, 2017.

The Company has exposure to interest rate risk, foreign currency exchange risk, equity risk and credit risk. The Company’s management has overall responsibility for the establishment of the Company’s risk management framework, with oversight provided by the Board of Directors.

Interest Rate Risk

The Company’s interest rate risk primarily arises from its variable rate borrowings under the senior credit facility, which bears a floating rate of interest. The Company manages its interest rate exposure by using a combination of fixed and variable rate debt. The Company had in place an interest rate swap for a notional amount of $50.0 million of credit facility borrowings, which matured in February 2017. The swap was not designated as a hedge for accounting purposes therefore the changes in fair value of the interest rate swap were recorded in the condensed consolidated statement of operations as a component of interest expense. The Company recorded a non cash gain of $0.1 million for the three months ended September 30, 2016, in connection with

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Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

the changes in fair value of the swap. The Company has secured fixed rate financing in the form of its Convertible Debentures.

Foreign Currency Exchange Risk

The Cdn$ 6.25% Convertible Debentures due June 30, 2019 and the Cdn$ 5.25% Convertible Debentures due September 30, 2021 (collectively the “Convertible Debentures”) are denominated and payable, upon maturity, in Canadian dollars. The Company has not entered into any hedge arrangement with respect to the principal payment of the Convertible Debentures upon maturity. The Company uses it cash flows from its Canadian operations to partially mitigate the exchange risk on the Convertible Debenture interest payments.

The Company prepares its financial statements in U.S. dollars. The results of the Canadian operations are translated into U.S. dollars for financial statement reporting purposes. Changes in the Canadian dollar / U.S. dollar currency exchange rate from period to period will impact the translated U.S. dollar equivalent results of the Canadian operations. The Company recorded a gain of $0.8 million and $0.2 million for the three ended September 30, 2017 and 2016, respectively, on the translation of its monthly dividends into U.S. dollars. These transactions are recorded in foreign currency gain in the consolidated statements of operations.

Equity Risk

The Company has in place an equity hedge with a major Canadian bank that it initiated to partially mitigate changes in the liability associated with the Class B Series Three common shares that were outstanding pursuant to the Company’s EIP plan (see Note 8). The Company is in the process of unwinding the equity hedge as the Class B shares are no longer outstanding. The equity hedge is not designated as a hedge for accounting purposes, therefore the changes in fair value of the equity hedge are recorded as a component of other (income) expense, net in the consolidated statement of operations. The Company recorded a gain of ten thousand dollars for the three months ended September 30, 2017, which consisted of both realized gains on the partial liquidation of the hedge as well as change in the fair market value of the remaining hedge. For the three months ended September 30, 2016, the Company recorded a non cash gain of $1.9 million in connection with the changes in fair value of the hedge. The value of the equity hedge at September 30, 2017 represents an asset of $0.2 million all of which is recorded in other current assets.

Credit Risk

The Company is exposed to credit risk in its cash and cash equivalents, accounts receivable and to the credit risk of its derivative financial instrument counterparties if they do not meet their obligations. The Company minimizes the credit risk of cash by depositing such with only reputable financial institutions with federally insured backing. The Company minimizes the credit risk of its

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Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

9. Financial Instruments (continued)

derivative financial instruments by dealing only with reputable financial institutions and monitoring the credit risk of these financial institutions. As the Company does not utilize credit derivatives or similar instruments, the maximum exposure to credit risk is the full carrying value of the financial instrument or face value of open derivative financial instruments.

Receivables are secured by the creditworthiness of local municipalities and agencies. The majority of the customers are local school districts that are funded through a combination of local taxes and funding from state/provincial and federal governments. The Company has historically had excellent collections experience with these customers and believes that these receivables are collectable.

10. Segment Information

Prior to June 2017, the Company had two reportable segments, a transportation segment and an oil and gas segment. The Company sold all of its oil and gas assets in June 2017. For the quarter ended September 30, 2016, the Company recorded approximately $0.3 million in revenue and an operating loss of approximately $0.4 million, which included an impairment loss of $0.2 million associated with the former oil and gas segment.

11. Commitments and Contingencies

During the three months ended September 30, 2017, the Company entered into additional operating leases with six major financial institutions to lease approximately $29.7 million in growth and replacement school vehicles for the 2017-2018 school year. The term of these leases is six years at effective fixed rates in the range of 2.1% to 5.1%. Annual lease payments on these additional leases will approximate $4.1 million per year for the term of the leases.

Litigation

The Company is, from time to time, a party to litigation that arises in the normal course of its business operations. Although litigation is inherently unpredictable, the Company is not presently a party to any such litigation that the Company believes could reasonably be expected to have a material adverse effect on its business.

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Student Transportation Inc.
Notes to Unaudited Condensed Consolidated Financial Statements
For the three months ended September 30, 2017 and 2016
(000’s of U.S. Dollars, unless specified, except share and per share amounts)

12. Additional Financial Information

Select additional financial information consists of the following:

Balance Sheet Information

	As at	As at
	September 30, 2017	June 30, 2017
Prepaid Expenses
Prepaid Insurance	$14,086	$12,625
Other	5,088	4,355
	$19,174	$16,980
Other Current Assets
Fuel Tax Receivable	$1,008	$1,482
Equity Hedge	190	485
Other	2,227	1,918
	$3,425	$3,885
Accrued Expenses and Accounts Payable
Accrued Accounts Payable	$11,283	$12,302
Dividends Payable	13,908	13,877
Insurance	12,703	13,525
Wages and Benefits	11,294	6,664
Taxes Payable	239	1,315
Deferred Revenue	4,462	577
Accrued Fixed Assets	-	17,194
Other	7,411	5,013
	$61,300	$70,467

Other Liabilities
Insurance	$18,108	$19,025
Other	1,612	1,556
	$19,720	$20,581

13. Subsequent Event

On October 2, 2017, the Company granted 964,184 PSG units that are redeemable for common shares of the Company. The vesting of the PSG units will be based entirely upon the achievement of multiple pre-defined performance measures for the 2018 Fiscal Year. The PSG units will vest over a three year period, with the first redemption of PSG units for common shares to occur in September 2018.

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